

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2014

<u>Via E-mail</u>
Zachary K. Bradford
Chief Financial Officer
SmartData Corporation
1436 Legend Hills Drive
Clearfield, UT 84015

> **Re: SmartData Corporation**
> **Form 8-K**
> **Filed March 28, 2014**
> **File No. 000-53498**

Dear Mr. Bradford:

We have reviewed your filing and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note from the disclosure in the above-referenced Form 8-K that you are no longer a shell company and that you have begun conducting operations pursuant to your entry into the Asset and Intellectual Property Purchase Agreement, as disclosed under Item 1.01. Please amend your filing to provide the disclosure required by Item 2.01 of Form 8-K with respect to this transaction. We specifically highlight the disclosure required by Item 2.01(f) of Form 8-K, which requires disclosure of the information that would be required if you were filing a registration statement on Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief